As filed with the Securities and Exchange Commission on November 20, 2003

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the Securities
Exchange Act of 1934

TELESP CELULAR PARTICIPAÇÕES S.A.

(Name of Subject Company (issuer))

TELESP CELULAR PARTICIPAÇÕES S.A.

(Name of Filing Person (offeror))

Preferred Shares

(Title of Class of Securities)

N/A

(CUSIP Number of Class of Securities)

S. Todd Crider, Esq.

Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, New York 10017
(212) 455-2000
(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of the Person(s) Filing Statement)

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee

U.S.$78,398,330	U.S.$6,342.42

(1)	Estimated for purposes of calculating the amount of the filing fee only. Calculated based on (1) an estimate of the maximum U.S. resident shareholder participation (estimated not to exceed 55% of the total) in the conversion of 78,752,712,772 preferred shares of Telesp Celular Participações S.A. (“TCP”) into common shares, (2) the conversion ratio of one common share for each preferred share and (3) R$5.35, the average of the high and low prices of one lot of 1,000 common shares of TCP, as reported on the São Paulo Stock Exchange on November 17, 2003, converted into U.S. dollars based on an exchange rate of R$2.9485 = U.S.$1.00, the noon buying rate on November 17, 2003.

☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:	Filing Party:
Form or Registration No.:	Date Filed:

☐	Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which this statement relates:

☐ third party tender offer subject to Rule 14d-1	☐ going-private transaction subject to Rule 13e-3
☑ issuer tender offer subject to Rule 13e-4	☐ amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

INTRODUCTORY STATEMENT

      This issuer tender offer statement on Schedule TO relates to an offer by Telesp Celular Participações S.A., a Brazilian corporation (“TCP”), to enable shareholders of TCP to convert up to 78,752,717,772 outstanding shares of preferred stock, no par value, for shares of common stock, no par value, of TCP in the aggregate for all shareholders at a one-to-one ratio.

      This Issuer Tender Offer Statement on this Schedule TO is being filed in satisfaction of the reporting requirements of Rule 13e-4(c)(2) promulgated under the Securities Exchange Act of 1934, as amended.

Item 1 - 11.

      The information in the Offer to Convert is incorporated herein by reference in answer to Items 1 through 11 of this tender offer statement on Schedule TO.

Item 12.     EXHIBITS.

1.1	Offer to Convert dated November 20, 2003.

1.2	Announcement to Shareholders, dated November 19, 2003.

2.1	Shareholders Agreement by and among Telefónica Móviles, S.A., Portugal Telecom SGPS, S.A., PT Móveis SGPS, S.A., and Brasilcel B.V. on October 17, 2002, incorporated by reference to Exhibit 4.3 to the Annual Report on Form 20-F of Telefónica, S.A. filed on June 30, 2003 (the “2002 Telefónica 20-F”) (SEC file number 001-09531).

2.2	Subscription Agreement by and among Telefónica Móviles, S.A., Portugal Telecom SGPS, S.A., PT Móveis SGPS, S.A., and Brasilcel B.V. on October 17, 2002, incorporated by reference to Exhibit 4.4 to the 2002 Telefónica 20-F.

2.3	Note Purchase Agreement relating to the issuance by Telesp Celular Participações S.A. of €416,050,488.19 of floating rate notes due 2004, dated November 28, 2001, among Portugal Telecom International Finance B.V., Telesp Celular Participações S.A. and Citibank N.A. London, incorporated by reference to Exhibit 2.4 to TCP’s annual report Form 20-F for the fiscal year ended December 31, 2001, filed on June 21, 2002 (the “2001 TCP 20-F”) (SEC file number 001-14493).

2.4	Agency Agreement relating to the issuance by Telesp Celular Participações S.A. of €416,050,488.19 of floating rate notes due 2004, dated November 28, 2001, among Citibank N.A. London and Telesp Celular Participações S.A., incorporated by reference to Exhibit 2.5 to the 2001 TCP 20-F.

3.1	Consent of Simpson Thacher & Bartlett LLP.

Item 13.     INFORMATION REQUIRED BY SCHEDULE 13E-3.

      Not applicable.

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SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TELESP CELULAR PARTICIPAÇÕES S.A.

By:	/s/ FRANCISCO JOSÉ AZEVEDO PADINHA

Name: Francisco José Azevedo Padinha
Title: Chief Executive Officer

By:	/s/ FERNANDO ABELLA GARCIA

Name: Fernando Abella Garcia
Title: Chief Financial Officer

Dated: November 20, 2003

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